                           OFFER TO PURCHASE FOR CASH

                 ANY AND ALL UNITS REPRESENTING ASSIGNMENTS OF
                         LIMITED PARTNERSHIP INTERESTS
                                       OF

                            SENIOR INCOME FUND L.P.
                                      FOR
                               $5.90 NET PER UNIT
                                       BY

                                  LAVRA, INC.,

                           A WHOLLY-OWNED SUBSIDIARY
                                       OF

                           ARV ASSISTED LIVING, INC.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
        12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JANUARY 31, 1997,
                         UNLESS THE OFFER IS EXTENDED.

     LAVRA, Inc., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV"), is offering to purchase any and all units representing assignments of limited partnership interests ("Units") in Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"), at a net cash price of $5.90 per Unit (the "Purchase Price"), less the amount of Distributions (as defined below) per Unit, if any, made, announced or paid by the Partnership from the date of the Offer (as defined below), until the date on which the Purchaser purchases the Units tendered pursuant to the Offer. The Offer is subject to certain terms and conditions. See Section 7 under "DETAILS OF THE OFFER." This Offer is upon the terms set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), as each may be supplemented or amended from time to time. The Offer to Purchase and the Letter of Transmittal constitute the "Offer."

                            ------------------------

           For More Information or for Further Assistance Please Call

                       or Contact the Information Agent:

                           BEACON HILL PARTNERS, INC.

                           (800) 854-9486 (Toll Free)

December 23, 1996

                                   IMPORTANT

     Any Unitholder desiring to tender Units should complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the Instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and any other required documents, to IBJ Schroder Bank & Trust Company, the Depositary in connection with the Offer. A Unitholder may tender any or all of the Units owned by that Unitholder. For a partial tender to be valid, the Partnership's Depositary Agreement requires that after the sale of Units pursuant to the Offer, the Unitholder must continue to hold at least: (i) 200 Units if the Unitholder is an Individual Retirement Account, a Keogh or other employee benefit plan (each a "Qualified Plan"), or (ii) 500 Units if the Unitholder is not a Qualified Plan. Tenders of fractional Units will not be permitted, except by a Unitholder who is tendering all of the Units owned by that Unitholder.

     Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained from the Information Agent.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................    1
  PURPOSE OF THE OFFER................................................................    1
  SOME FACTORS TO BE CONSIDERED BY UNITHOLDERS........................................    1
BACKGROUND OF THE OFFER...............................................................    3
  PRIOR OFFER AND BACKGROUND..........................................................    3
  ACQUISITIONS OF UNITS...............................................................    5
DETERMINATION OF PURCHASE PRICE.......................................................    5
  TRADING HISTORY OF THE UNITS........................................................    5
  NET ASSET VALUE.....................................................................    6
  HOLDING PERIODS OF PROPERTIES; ALTERNATIVES.........................................    6
  DISTRIBUTIONS.......................................................................    6
  OUTSTANDING UNITS...................................................................    7
CERTAIN INFORMATION CONCERNING THE PARTNERSHIP........................................    7
  GENERAL.............................................................................    7
  ANTICIPATED HOLDING PERIODS OF THE PROPERTIES.......................................    7
  SELECTED FINANCIAL AND PROPERTY RELATED DATA........................................    7
  DESCRIPTION OF THE PROPERTIES.......................................................    8
  AVERAGE ANNUAL RENTAL RATE AND OCCUPANCY............................................   10
  CASH DISTRIBUTIONS HISTORY..........................................................   10
CERTAIN INFORMATION CONCERNING THE PURCHASER AND ARV..................................   10
  THE PURCHASER.......................................................................   10
  ARV.................................................................................   10
  GENERAL.............................................................................   11
  SOURCE OF FUNDS.....................................................................   11
FUTURE PLANS OF THE PURCHASER AND ARV.................................................   11
DETAILS OF THE OFFER..................................................................   12
   1. TERMS OF THE OFFER; EXPIRATION DATE.............................................   12
   2. ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE............................   13
   3. PROCEDURE TO ACCEPT THE OFFER...................................................   13
      VALID TENDER....................................................................   13
      SIGNATURE GUARANTEES............................................................   14
      DELIVERY OF LETTER OF TRANSMITTAL...............................................   14
      APPOINTMENT AS PROXY............................................................   14
      ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS..................................   14
   4. DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER
      OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS.............................   15
   5. WITHDRAWAL RIGHTS...............................................................   15
   6. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT..............................   15
   7. CONDITIONS OF THE OFFER.........................................................   16
   8. BACKUP FEDERAL INCOME TAX WITHHOLDING...........................................   18
   9. FIRPTA WITHHOLDING..............................................................   18
  10. MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES...............................   18

                                                                                        PAGE
                                                                                        ---
EFFECTS OF THE OFFER..................................................................   18
  DISTRIBUTIONS UPON CHANGE IN CONTROL................................................   18
  LIMITATIONS ON RESALES..............................................................   18
  EFFECT ON TRADING MARKET; REGISTRATION UNDER SECTION 12(g) OF THE EXCHANGE ACT......   18
  CONTROL OF UNITHOLDER VOTING DECISIONS BY THE PURCHASER
  AND ARV.............................................................................   19
  CERTAIN FEDERAL INCOME TAX MATTERS..................................................   19
CERTAIN LEGAL MATTERS.................................................................   22
  GENERAL.............................................................................   22
  ANTITRUST...........................................................................   22
  MARGIN REQUIREMENTS.................................................................   22
  STATE TAKEOVER STATUTES.............................................................   22
  FEES AND EXPENSES...................................................................   23
  MISCELLANEOUS.......................................................................   23
SCHEDULE I   DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND ARV................  I-1

To: Unitholders of Senior Income Fund L.P.

                                  INTRODUCTION

     LAVRA, INC., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV"), hereby offers to purchase any and all units representing assignments of limited partnership interests ("Units") in Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"), at a net cash purchase price of $5.90 per unit (the "Purchase Price") less the amount of Distributions (as defined below) per Unit, if any, made, announced or paid by the Partnership from the date of the Offer (as defined below), until the date on which the Purchaser purchases the Units tendered pursuant to the Offer. This Offer is on the terms and subject to the conditions set forth in this Offer to Purchase, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal as it may be supplemented or amended from time to time (the "Letter of Transmittal"), and which together constitute the "Offer." Unitholders of the Partnership ("Unitholders") who tender their Units will not be obligated to pay any commissions or partnership transfer fees or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Units pursuant to the Offer; those fees and taxes will be paid by the Purchaser. The Purchaser will pay all charges and expenses of Beacon Hill Partners, Inc. (the "Information Agent"), Benedetto, Gartland & Greene, Inc., as financial advisor to ARV and the Purchaser (the "Financial Advisor"), and IBJ Schroder Bank & Trust Company (the "Depositary"), in connection with the Offer.

     A Unitholder may tender any or all of the Units owned by that Unitholder. The Partnership's Depositary Agreement requires, however, that if the Unitholder desires to tender less than all of its Units and (a) if the Unitholder is an Individual Retirement Account, a Keogh or other employee benefit plan (each a "Qualified Plan"), then the Unitholder must retain at least 200 Units, or (b) if the Unitholder is not a Qualified Plan, then the Unitholder must retain at least 500 Units. Tenders of fractional Units will not be permitted except by a Unitholder who is tendering all of the Units owned by that Unitholder. Units validly tendered in response to this Offer will be purchased in 1997 if all terms and conditions of the Offer are met and the tendered Units are accepted for payment and paid for by the Purchaser.

     According to the Partnership's Form 10-Q for the quarter ended September 30, 1996, the Partnership has outstanding 4,827,500 Units. The Purchaser and its affiliates already beneficially own 424,272.50 Units and have contracted to purchase an additional 1,000 Units. Approximately 48,325 of the Units held were purchased in private transactions between August, 1995 and August, 1996 and the remaining Units were accepted for purchase in a prior tender offer (the "Prior Offer") that expired December 13, 1996. The Prior Offer was for a net purchase price of $5.90 per Unit, after giving effect to a special distribution of $0.60 (the "Special Distribution") made by the Partnership in December, 1996.

     Purpose of the Offer. The purpose of the Offer is for the Purchaser to acquire a substantial equity interest in the Partnership primarily for investment and with a view to making a profit for itself and ARV and to allow the Purchaser and ARV to influence activities of the Partnership. If the Purchaser is successful in acquiring sufficient Units, the Purchaser and ARV will be in a position to exercise significant influence over or possibly determine the outcome of any vote by Unitholders. The Purchaser and ARV intend to contact the Partnership's general partner (the "General Partner") to conduct a review of the Partnership's activities and consider possible recommendations, suggestions, actions or changes. Such matters will include seeking to replace the current operator of the Properties (as defined below) with ARV. See "FUTURE PLANS OF THE PURCHASER AND ARV."

     Some Factors to be Considered by Unitholders. In considering the Offer, Unitholders may wish to consider the following:

     - The Purchase Price of $5.90 net per Unit is equal to the amount to be paid to Unitholders who validly tendered (without withdrawing) Units to the Purchaser during the Prior Offer. The purchase price in the Prior Offer was $6.50 net per Unit, less a deduction for the Special Distribution, resulting in an effective purchase price of $5.90.

     - The Purchase Price of $5.90 net per Unit plus the Special Distribution already paid to Unitholders matches the General Partner's minimum estimate of net asset value per Unit prior to the Special Distribution as set forth in the Partnership's Schedule 14D-9 (the "Prior Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") in response to the Prior Offer and as confirmed in the Partnership's letter to Unitholders dated November 21, 1996 in response to the Prior Offer (the "Prior Response Letter").

     - The Purchase Price of $5.90 net per Unit plus the Special Distribution also exceeds the $6.00 amount the General Partner has estimated in the Prior Response Letter could be distributed primarily from the insurance proceeds and sales of the Properties (based on offers received by the General Partner as of date of the letter) and pays it without the uncertainty and delay involved in waiting to see if, and at what price, sales actually occur. In a second response letter dated December 5, 1996 (the "Second Response Letter," together with the Prior Response Letter, the "Response Letters") the General Partner asserted that a greater return could be realized by holding Units and waiting to receive distributions from the sale of the Properties together with remaining cash, but failed to give further details or state a specific time of distribution.

     - Unitholders can receive $5.90 net per Unit by accepting the Offer without uncertainty about whether future sales of the Properties will occur (as contemplated by the General Partner in the Response Letters) but will give up the possibility that sales of the Properties could result in Distributions totalling more than $5.90 per Unit at some time in the future.

     - There is, as the General Partner acknowledged in the Response Letters, no assurance the Partnership can sell the Properties, what the sales price will be, or when sales might actually occur.

     - Original Unitholders who made a $10,000 investment have received distributions totalling $5,335 prior to the date of this Offer. Upon payment of the Purchase Price to tendering Unitholders pursuant to this Offer, original Unitholders who made a $10,000 investment will have received a total of $11,235 without uncertainty.

     - The Partnership's Form 10-Q for the quarter ended September 30, 1996 anticipated significant expenses for repairs to the Partnership's Properties and reduced occupancy while such repairs occur. These factors could reduce future payments from the Partnership and further delay a return of cash to the Unitholders.

     - The Purchaser is making the Offer with a view to making a profit for itself and ARV. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price.

     - In August, 1996, based solely on financial and other information relating to the Partnership that is publicly available in its reports filed with the Commission, the Purchaser estimated the net asset value per Unit to be approximately $4.24 as of June 30, 1996. This estimate was increased to $4.53 per Unit following the subsequent receipt of a summary of the Properties' appraised values from the General Partner. Thereafter, based upon the receipt by the Purchaser of the Partnership's letter to Unitholders dated October 25, 1996, this estimate was increased to $5.00 per Unit to match the minimum estimated net asset value, as of June 30, 1996, provided by the General Partner in the letter. Thereafter, based upon the receipt by the Purchaser of the Prior Schedule 14D-9 and the Prior Response Letter, the Purchaser increased the net price in its Prior Offer to match the minimum net asset value of $6.50 per Unit (subject to reduction to account for the Special Distribution) estimated by the General Partner in the Prior Schedule 14D-9 and the Prior Response Letter. For purposes of this Offer, the Purchaser continues to estimate the net asset value at $5.90 per Unit ($6.50 per Unit less the Special Distribution). (See "NET ASSET VALUE"). THE PURCHASER HAS NOT INSPECTED THE PARTNERSHIP'S PROPERTIES AND HAS NO INDEPENDENT BASIS WHATSOEVER FOR DETERMINING THE ACCURACY OR COMPLETENESS OF THE PARTNERSHIP'S PUBLICLY FILED FINANCIAL INFORMATION OR THE OTHER INFORMATION MADE AVAILABLE BY THE GENERAL PARTNER OR FOR DETERMIN-

       ING TO WHAT EXTENT, IF ANY, THE ESTIMATED NET ASSET VALUE SET FORTH ABOVE REPRESENTS THE TRUE NET ASSET VALUE OF EACH UNIT.

     - The Offer allows Unitholders to dispose of their Units without incurring the sales commissions or transfer fees typically associated with transfers of Units arranged through brokers or other intermediaries.

     - If the Purchaser becomes the registered owner of sufficient Units, the Purchaser (and through it, ARV) will be able to significantly influence or possibly determine all voting decisions with respect to the Partnership, including, among other things, decisions concerning liquidation, termination, amendments to the Partnership's Partnership Agreement (the "Partnership Agreement") and removal and replacement of the General Partner. Consequently, (i) the non-tendering Unitholders could be prevented from taking action they desire but that the Purchaser and ARV oppose and (ii) the Purchaser and ARV may be able to take action desired by them but opposed by the non-tendering Unitholders.

     - The Offer is an immediate opportunity for Unitholders to liquidate their investments in the Partnership, but Unitholders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including, for example, the right to sell the Units later at a possibly higher price and the right to participate in any future Distributions, whether from operations or the proceeds of a sale of one or more of the facilities in which the Partnership has an interest.

     Each Unitholder must make its own decision, based on the Unitholder's particular circumstances, whether to tender Units and, if so, how many Units to tender. Unitholders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer. UNITHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

                            BACKGROUND OF THE OFFER

     The Partnership, which is more fully described below, was formed in 1986. It acquired an indirect interest (through a separate partnership with August Property Partners, the "Property Partnership") in four residential facilities for senior citizens (the "Properties") in March, 1987. The Properties are managed by a separate management company in which the Partnership has no interest. It was originally projected that the Properties would be held for five to seven years, but economic conditions and other factors have resulted in a longer holding period. According to the Prior Response Letter, the Partnership was to acquire all the interest of the Property Partnership in late 1996.

     ARV was formed in December, 1985 to acquire, develop and invest in licensed assisted living facilities, and has become one of the largest operators (based on numbers of residents) of such facilities in the United States. ARV seeks to acquire additional interests in facilities such as the Properties.

     Prior Offer and Background. The Purchaser and ARV purchased approximately 48,325 Units in private transactions and, beginning in August, 1996, discussed with the General Partner (through the Purchaser's financial adviser, Benedetto, Gartland & Greene, Inc.) the Purchaser's interest in acquiring additional Units in the Partnership. Initial discussions focused on an offer at a price of $4.25 per Unit, which was increased after the General Partner provided more information about the General Partner's view of the net asset value per Unit of the Partnership. Because of restrictions requested by the General Partner that would have limited the number of Units ARV and the Purchaser could acquire and would have compelled them to vote as the General Partner recommended, these discussions did not lead to an agreement and, on November 8, 1996, ARV and the Purchaser commenced the Prior Offer. While these discussions were in place, as previously described by the General Partner, Equity Resource Bay Fund ("Equity") commenced an offer for Units at $1.50 per Unit. Equity's offer was at less than prior sales, was made after the Purchaser had initially suggested a price of $4.25 per Unit, and was unrelated to the Purchaser's discussions or offer. After the Purchaser commenced the Prior Offer, as previously described by the General Partner, MacKenzie Patterson, Inc. ("MacKenzie") commenced a tender offer for 4.9% of the Units outstanding at a purchase price of $5.50.

     The General Partner recommended against acceptance of the Prior Offer, stating the General Partner's belief that the net asset value per Unit realizable on a liquidation of the Partnership was at least $6.50 per Unit. In response, the Purchaser increased the Prior Offer to $6.50 net per Unit, reduced by any Distributions such as the Special Distribution which the General Partner made after the Prior Offer was commenced. In the Second Response Letter the General Partner continued to assert that the Prior Offer was inadequate and restated the belief that a liquidation of the Partnership would produce distributions in excess of $6.50 per Unit (including the Special Distribution).

     After considering the results of the Prior Offer, which resulted in the Purchaser and ARV owning approximately 8.8% of the outstanding Units, the Purchaser's board of directors, at a special meeting held on December 20, 1996, determined to authorize this Offer. The $5.90 net per Unit Purchase Price is equivalent to $6.50, reduced by the Special Distribution already received by Unitholders.

     The Purchaser believes that its interest in the Units may have encouraged the General Partner to take actions which should have been taken earlier to return value to the Unitholders, such as marketing the Properties. The Purchaser is unable to ascertain whether some or all of these actions might have occurred without its expression of an interest in acquiring additional Units.

     In opposing the Prior Offer, the General Partner described "unsolicited bona fide offers" to purchase all of the Partnership's assets and stated that such offers might result in net proceeds to Unitholders greater than that being offered in the Prior Offer or in this Offer. The General Partner also stated there was no assurance that any sale actually could be consummated or that any particular price could be obtained and did not specifically state when a sale might occur. This Offer provides for a payment in a recent time frame, although it does mean that any potentially greater return would not accrue to Unitholders but would instead accrue to the Purchaser and ARV.

     The General Partner also objected to the Prior Offer as being "coercive" because only 51% of a Unitholder's Units would be purchased if pro-ration was in effect. In this Offer, the Purchaser is offering to purchase any and all Units, and there is no risk to tendering Unitholders that they will be left holding part of their Units in a partnership controlled by the Purchaser and ARV, although the Purchaser believes that any implication that this would be adverse to Unitholders is unfair and unwarranted. Finally, the General Partner stated there might be adverse tax implications to persons who continued to hold their Units because there would be a constructive tax termination of the Partnership if the Purchaser acquired a majority of the outstanding Units. Unitholders are encouraged to read the section in this offering material entitled "Certain Federal Income Tax Matters" for a description of the constructive termination rules. However, the Purchaser notes that Unitholders who tender their Units will not face any of these adverse consequences and will merely, for tax purposes, need to report the consequence of selling at $5.90 net per Unit. The Purchaser urges Unitholders to consult their tax advisers.

     After the Prior Offer was completed, Gary L. Davidson, the Chairman and President of ARV, contacted Moshe Braver, President of the General Partner to suggest a constructive and cooperative relationship. Mr. Davidson stated that ARV would like to manage the Properties on an arm's-length basis, which would let ARV bring some of its experience in the congregate care industry to maximize the value of Properties, improve operations and potentially increase the value of the Units and assets. Those discussions have not been productive, and no continuing discussions are presently underway.

     Acquisitions of Units. ARV now holds (directly or through subsidiaries) 424,272.50 Units and has a contract to purchase an additional 1,000 Units. Other than Units acquired by the Purchaser pursuant to the Prior Offer, all of the Units were acquired in privately negotiated sales conducted through a broker/dealer located in Arizona. The following table shows the approximate dates, prices and numbers of Units acquired.

                                                                    NUMBER OF        PRICE
                           APPROXIMATE DATE                           UNITS         PER UNIT
    --------------------------------------------------------------  ----------      --------
    1995
    August 31.....................................................         500(1)     $3.65
    October 26....................................................       7,450         3.70
    1996
    January 4.....................................................      10,750         3.60
    January 10....................................................       1,000         3.60
    February 15...................................................       3,400         3.60
    April 30......................................................       3,225         3.70
    June 21.......................................................       5,100         3.75
    June 27.......................................................      10,000         3.80
    June 28.......................................................         600         3.75
    July 10.......................................................       1,200         3.75
    July 16.......................................................       1,600         3.75
    August 2......................................................         500         3.75
    August 21.....................................................       3,000         3.80(2)
    December 13...................................................     375,947.50(3)   5.90(4)

---------------
(1) Units acquired by Pacific Demographics Corporation, a wholly-owned subsidiary of ARV, whose principal address is the same as that of ARV.
(2) The Purchaser has contracted to purchase an additional 1,000 Units. Due to certain administrative reasons outside the control of the Purchaser, these Units have not been transferred to the Purchaser as of the date of this Offer. The Purchaser does not know when such transfer will be completed.
(3) Based on the number of Units accepted for payment by the Purchaser in connection with the Prior Offer, subject to the terms and conditions of the Prior Offer.
(4) The net price per Unit is equal to $6.50 less the amount of the Special Distribution.

                        DETERMINATION OF PURCHASE PRICE

     In establishing the purchase price with respect to the Prior Offer, the Purchaser relied primarily on the General Partner's minimum estimate of net asset value per Unit of $6.50 (prior to giving effect of the Special Distribution) as disclosed in the Prior Response Letter and the Prior Schedule 14D-9. For purposes of this Offer, the Purchaser determined that it is fair to offer $5.90 net per Unit, an amount equal to the General Partner's valuation of $6.50 less the amount of the Special Distribution. The Purchaser also reviewed the Summary (as defined below), the October 25 Letter and certain publicly available information including among other things: (i) the Partnership's Prospectus, dated January 30, 1987; (ii) the Partnership Agreement; (iii) the Partnership's Form 10-K for its fiscal year ended December 31, 1995 (the "1995 Form 10-K") and Forms 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996. Based on that information, the Purchaser also considered several factors, some of which are discussed below.

     Trading History of the Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. The 1995 Form 10-K states that "[t]here is no market for the [U]nits nor is there anticipated to be." At present, privately negotiated sales and sales through intermediaries (such as through the trading system operated by Chicago Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Unitholder to liquidate an investment in Units (other than a transaction such as the Offer) because the Units are not listed or traded on any exchange or quoted on The Nasdaq Stock Market.

     According to Chicago Partnership Board, Inc., an independent third party source, the high and low sales price per Unit per quarter for the four consecutive quarters ended on September 30, 1996 were as follows:

                                    PERIOD                                  HIGH     LOW
    ----------------------------------------------------------------------  -----   ------
    1995:
    Fourth Quarter ended 12/31/95.........................................  $3.40    $2.84
    1996:
    First Quarter ended 3/31/96...........................................   3.25     3.25
    Second Quarter ended 6/30/96..........................................   3.90     3.85
    Third Quarter ended 9/30/96...........................................   3.88     3.56

     Neither the Purchaser nor ARV knows whether the information provided by the Chicago Partnership Board, Inc. is accurate or complete.

     Prior to the Partnership's commencement of the Prior Offer, Equity commenced a tender offer for Units at a purchase price of $1.50 per Unit. Another independent tender offer for 4.9% of the outstanding Units was commenced by MacKenzie following the commencement of the Prior Offer, at a purchase price of $5.50 per Unit.

     Net Asset Value. The 1995 Form 10-K disclosed a write-down of the Properties based upon a then recent fair market value appraisal. On this basis, the Purchaser treated the "book" or "carrying" value of the Partnership's assets as equivalent to the approximate fair market value and calculated a net asset value for the Partnership as of June 30, 1996, of $4.24 per Unit. Subsequently the General Partner delivered to the Purchaser a summary of fair market value appraisals of the Properties conducted on or about January 1, 1996 (the "Summary"). The values listed on the Summary for three of the Properties were identical to the values disclosed in the 1995 Form 10-K. However, according to the Summary, the remaining Property was valued at approximately $1.4 million greater than the value disclosed in the 1995 Form 10-K. In November, 1996 the General Partner stated in the prior Response Letter that its estimate of minimum net asset value per Unit is approximately $6.50.

     The Purchaser is offering to purchase Units, which are a relatively illiquid investment, and is not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Purchase Price.

     Holding Periods of Properties; Alternatives. According to the Partnership's Prospectus dated January 30, 1987, the original anticipated holding period of each of the Properties was five to seven years, subject to market conditions. Currently, the Properties have been held for almost ten years. The termination of the Partnership as stated in the Partnership Agreement is December 31, 2036. Unitholders could, as an alternative to tendering their Units, take a variety of possible actions including voting to liquidate the Partnership, removing and replacing the General Partner, causing the Partnership to merge with another entity or engage in a "roll-up" or similar transaction. The Purchaser and ARV considered the time and expense to develop the Properties, the age of the Properties, and the Partnership's announcement that major expenditures will be needed to repair two of the Properties in determining the Purchase Price. According to publicly available information, the cities of Los Angeles and Santa Monica have enacted ordinances that require enhancements to be made which affect two of the Properties. Neither ARV nor the Purchaser has inspected the Properties and determined for itself what renovations or repairs are appropriate. The General Partner has asserted, in the Response Letters, that it expects to be able to sell the Properties but has not disclosed the terms or conditions of specific sales or an expected time of distribution.

     Distributions. According to the 1995 Form 10-K and the Partnership's Forms 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, for the period from the Partnership's inception to September 30, 1996, and including the Special Distribution paid in December, 1996, Unitholders were paid cash Distributions totalling $5,335 per $10,000 investment. These reports further provide that the level of future Distributions will be determined on a quarterly basis and will be based on cash flow from operations, tempered by the Partnership's capital needs, including earthquake related repairs and retrofitting work to certain of the Properties, which the Partnership has stated may reduce cash available for Distributions. The potential for future Distributions was considered by the Purchaser when establishing the Purchase Price. Unitholders who tender their Units will retain all of the Distributions made prior to the Offer, and will be entitled to receive any other Distributions made, announced or paid by the Partnership prior to the date on which the Purchaser purchases tendered Units. However, (i) the Purchase Price per Unit will be reduced by the amount of Distributions per Unit, if any, made, announced or paid by the Partnership from the date of the Offer to the date on which the Purchaser purchases the tendered Units and (ii) tendering Unitholders will not be entitled to receive any Distributions (in respect to Units bought by the Purchaser) made after the date on which the Purchaser accepts those Units for payment.

     Outstanding Units. According to the Partnership's Form 10-Q for the quarter ended September 30, 1996, there are 4,827,500 Units issued and outstanding as of September 30, 1996. According to the 1995 Form 10-K, there were approximately 3,830 Unitholders as of December 31, 1995. As of the date of the Offer, the Purchaser and ARV beneficially own an aggregate of 424,272.50 Units and have a contract for the purchase of an additional 1,000 Units.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     Information contained in this section is based upon documents and reports publicly filed by the Partnership. Although neither the Purchaser nor ARV has information that any statements contained in this section are untrue, neither the Purchaser nor ARV has independently investigated the accuracy of statements, or takes responsibility for the accuracy, inaccuracy, completeness or incompleteness, of any of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

     General. The Partnership, formerly named the Shearson Lehman Senior Income Fund Limited Partnership, was formed on October 14, 1986 under the laws of the State of Delaware. Its principal executive offices are located at 3 World Financial Center, 29th Floor, New York, New York 10285. Its telephone number is
(212) 526-3237.

     At September 30, 1996, the Partnership's investment portfolio consisted of its interest in the Property Partnership, which held the Properties. According to the General Partner in its public filings, the Property Partnership is to have been liquidated in late 1996 and the Partnership will thereafter hold the Properties directly. These included: Ocean House, a 121-unit complex in Santa Monica, California located on leased land; Prell Gardens, a 102-unit complex in Van Nuys, California; Pacific Inn, a 134-unit complex in Torrance, California; and Nohl Ranch Inn, a 133-unit complex in Anaheim, California.

     Anticipated Holding Periods of the Properties. According to the Partnership's Prospectus dated January 30, 1987, the original anticipated holding period of each of the Properties was five to seven years following the acquisition of the Property (subject to market conditions). Currently, the Properties have been held for almost ten years. The General Partner has asserted, in the Response Letters, that it expects to be able to sell the Properties but has not disclosed the terms or conditions of specific sales or an expected time of distribution.

     Selected Financial and Property Related Data. Set forth below is a summary of certain financial and statistical information with respect to the Partnership and the Properties, all of which, except as expressly provided below, has been excerpted or derived from the Partnership's Forms 10-K for the years ended December 31, 1995, 1994, 1993, 1992, 1991 and 1990 and from the Partnership's Forms 10-Q for the quarters ended September 30, 1995, March 31, 1996, June 30, 1996 and September 30, 1996. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                            SENIOR INCOME FUND L.P.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER UNIT DATA)(1)

                                         NINE MONTHS
                                            ENDED                     FISCAL YEAR ENDED
                                        SEPTEMBER 30,                    DECEMBER 31,
                                       ---------------   --------------------------------------------
                                        1996     1995     1995      1994      1993     1992     1991
                                       ------   ------   -------   -------   ------   ------   ------
                                         (UNAUDITED)
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA
  Rental Income......................  $8,031   $8,082   $10,838   $10,387   $9,526   $9,120   $9,230
  Interest Income....................     149      144       199        98       36       15       51
                                       ------   ------   -------   -------   ------   ------   ------
     Total income....................  $8,180   $8,226   $11,037   $10,485   $9,561   $9,135   $9,281
                                       ======   ======   =======   =======   ======   ======   ======
  Net Income (Loss)..................  $  567   $  564   $(7,877)  $   137   $  518   $  (44)  $  425
  Net Income (Loss) per Unit*........  $ 0.12   $ 0.12   $ (1.63)  $  0.03   $ 0.11   $ (.01)  $ 0.08

---------------
* Total Units outstanding: 4,827,500

                                        AS OF                              AS OF
                                    SEPTEMBER 30,                      DECEMBER 31,
                                  -----------------   -----------------------------------------------
                                   1996      1995      1995      1994      1993      1992      1991
                                  -------   -------   -------   -------   -------   -------   -------
                                     (UNAUDITED)
BALANCE SHEET DATA
  Total Assets..................  $22,575   $31,860   $22,976   $32,459   $33,465   $34,033   $35,397
  Total Liabilities.............    2,226     2,175     2,097     2,240     1,921     1,544     2,224
  General Partner's Equity......      (48)      (33)      (42)      (28)      (15)       (5)        1
  Limited Partner's Equity......   20,396    29,718    20,921    30,247    31,559    32,494    33,172

---------------
(1) Consolidated to include the accounts of the Partnership and the Property Partnership as reported in the Partnership's public filings.

     Description of the Properties. On March 25, 1987, the Property Partnership acquired three rental retirement projects in the Los Angeles area and one in the Orange County area of Southern California: Pacific Inn, a 134-unit complex in Torrance; Ocean House, a 121-unit complex in Santa Monica; Prell Gardens, a 102-unit complex in Van Nuys and Nohl Ranch Inn, a 133-unit complex in Anaheim. The Property Partnership acquired the fee interest in the land, building and improvements of Pacific Inn, Prell Gardens and Nohl Ranch Inn and the leasehold interest in the land, building and improvements of Ocean House, for an aggregate purchase price of $40,400,000 less a purchase price hold back used to cover a minimum yield guaranty in connection with the acquisition of the Properties. According to the 1995 Form 10-K, cash flows from the Properties were insufficient to meet the continuing minimum yield guaranty. Following a litigation settlement, the Property Partnership's partnership agreement was amended to terminate the minimum yield guaranty. According to the General Partner in its public filings, the Property Partnership is to have been liquidated in late 1996 and the Partnership will thereafter hold the Properties. Set forth on the next page is a table showing the location, acquisition costs, gross carrying amount and accumulated depreciation for financial statement purposes, for each of the Properties, according to Schedule III to the 1995 Form 10-K.

                                PROPERTIES TABLE

                                                                                                                            GROSS
                                                                                                                          AMOUNT AT
                                                INITIAL COST TO                                                             WHICH
                                                                                                                           CARRIED
                                                                            SUBSEQUENT              OTHER CHARGES
                                                  PARTNERSHIP            CAPITALIZED COSTS         (ADD/DEDUCT)(3)         12/31/95
                                            ------------------------   ---------------------   ------------------------   ----------
                                                          BUILDING                 BUILDING                 BUILDINGS
                                                             AND                     AND                       AND
                                 ENCUM-                   IMPROVE-                 IMPROVE-                  IMPROVE-
       DESCRIPTION(1)          BRANCES(2)      LAND         MENTS        LAND       MENTS        LAND         MENTS          LAND
-----------------------------  ----------   ----------   -----------   --------   ----------   ---------   ------------   ----------
Ocean House..................  $       0    $        0   $ 7,496,394   $      0   $1,110,619   $       0   $ (8,607,013)  $        0
Santa Monica, CA
Prell Gardens................          0     1,441,614     4,613,166    103,834      974,115     (53,274)    (4,579,455)   1,492,174
Van Nuys, CA
Pacific Inn..................          0     2,402,690    11,436,807    173,057      941,186     (88,789)      (422,638)   2,486,958
Torrance, CA
Nohl Ranch Inc...............          0       816,915    12,157,614     58,840    1,078,056     (30,188)    (7,431,237)     845,567
Anaheim, CA
                               ----------   ----------   -----------   --------   ----------   ---------   ------------   ----------
    TOTALS...................  $       0    $4,661,219   $35,703,981   $335,731   $4,103,976   $(172,251)  $(21,040,343)  $4,824,699
                               ==========   ==========   ===========   ========   ==========   =========   ============   ==========


                                BUILDINGS
                                   AND                         ACCUMULATED
                                IMPROVE-                        DEPRECIA-
       DESCRIPTION(1)             MENTS       TOTAL(4)        TION(3)(4)(5)
-----------------------------  -----------   -----------      -------------
Ocean House..................  $         0   $         0       $         0
Santa Monica, CA
Prell Gardens................    1,007,826     2,500,000                 0
Van Nuys, CA
Pacific Inn..................   11,955,355    14,442,313(6)      4,896,442
Torrance, CA
Nohl Ranch Inc...............    5,804,433     6,650,000                 0
Anaheim, CA
                               -----------   -----------        ----------
    TOTALS...................  $18,767,614   $23,592,313       $ 4,896,442
                               ===========   ===========        ==========

---------------

(1) These properties are senior residential properties and were acquired on March 25, 1987.
(2) The Property Partnership purchased the Properties on an all cash basis.
(3) a) In 1990, the basis of the Properties was reduced by the amount of the purchase price holdback used to cover the minimum yield guaranty to the Partnership in the amount of $1,491,664;
    b) In 1994, the building basis costs of Ocean House and Prell Gardens were reduced by the provision for earthquake loss in the amount of $750,000 and increased by earthquake repairs of $325,411, resulting in a net building basis reduction of $424,589. The balance at Nohl Ranch includes the disposition of transportation equipment.
    c) During 1995, the Partnership recognized a write-down of the carrying value of Ocean House, Prell Gardens and Nohl Ranch Inn of $4,809,497, $2,081,900 and $1,820,895, respectively, aggregating $8,712,292. The net book value adjusted for the write-down, became the new carrying value for the properties, thus prior depreciation is eliminated.
(4) The aggregate amount of accumulated depreciation for federal income tax purposes as of December 31, 1995, is $17,289,034.
(5) Depreciable life according to the latest financial statements: buildings and improvements -- 40 years; personal property -- 10 years.
(6) According to the Summary the fair market value of Pacific Inn as appraised on January 1, 1996 was approximately $15,875,000.

     Average Annual Rental Rate and Occupancy. Set forth below is a table showing the average annual rental income and occupancy percentages for each of the Properties.

                                                                                AVERAGE
                                                  AVERAGE ANNUAL               OCCUPANCY
                                                   RENTAL RATES      -----------------------------
                                                 -----------------    NINE MONTHS
                                                                         ENDED
                                                  (IN THOUSANDS)     SEPTEMBER 30,
                     PROPERTY                     1995       1994        1996        1995      1994
    -------------------------------------------  ------     ------   -------------   ---       ---
    Ocean House................................  $3,417     $3,402         91%        92%       95%
    Prell Gardens..............................   1,675      1,690         73         93        97
    Pacific Inn................................   3,573      3,440         97         97        94
    Nohl Ranch Inn.............................   2,174      1,854         97         95        83

     Cash Distributions History. According to the 1995 Form 10-K and the Partnership's Forms 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, from the Partnership's inception to September 30, 1996 and including the Special Distribution paid in December, 1996, Unitholders have been paid cash Distributions totalling $5,335 per $10,000 investment. These reports further provide that the level of future Distributions will be determined on a quarterly basis and will be based on cash flow from operations, tempered by the Partnership's capital needs, including earthquake related repairs and retrofitting work to certain of the Properties. In the Partnership's Form 10-Q for the quarter ended September 30, 1996, the General Partner discussed several factors which could affect future Distributions. The potential for future Distributions was considered by the Purchaser when establishing the Purchase Price. Unitholders who tender their Units in response to the Offer will retain all Distributions made by the Partnership prior to the date on which the Purchaser purchases tendered Units pursuant to the Offer. However, (i) the Purchase Price per Unit will be reduced by the amount of Distributions per Unit, if any, made, announced or paid by the Partnership from the date of the Offer to the date on which the Purchaser purchases the tendered Units pursuant to the Offer and (ii) tendering Unitholders will not be entitled to receive any Distributions in respect to tendered Units purchased by the Purchaser pursuant to the Offer made after the date on which the Purchaser accepts those Units for payment.

     The Partnership is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly, is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

              CERTAIN INFORMATION CONCERNING THE PURCHASER AND ARV

     The Purchaser. The Purchaser, a Delaware corporation, was incorporated on February 6, 1995 and amended its Certificate of Incorporation on May 2, 1995 to change its name to LAVRA, Inc. The Purchaser has not engaged in any activities to date, other than those incidental to its organization, purchasing Units and making the Offer and the Prior Offer. The Purchaser is a wholly-owned subsidiary of ARV. The principal office of the Purchaser is 245 Fischer Avenue, D-1, Costa Mesa, California 92626.

     ARV. ARV Assisted Living, Inc., a California corporation, was incorporated on December 18, 1985. The principal office of ARV is 245 Fischer Avenue, D-1, Costa Mesa, California 92626. ARV is one of the largest operators of licensed assisted living facilities in the United States based on the number of residents. ARV is a fully integrated provider of assisted living accommodations and services that operates, acquires, and develops assisted living facilities. ARV's operating objective is to provide high quality, personalized assisted living services to senior elderly residents in a cost effective manner, while maintaining residents' independence, dignity and quality of life. Assisted living facilities comprise a combination of housing, personalized support services and health care in a non-institutional setting designed to respond to the individual needs of the elderly who need assistance with certain activities of daily living, but who do not need the level of health care provided in a skilled nursing facility.

     ARV is subject to the information reporting requirements of the Exchange Act and accordingly, is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

     General.  Except as set forth above or elsewhere in this Offer to Purchase:
(i) neither the Purchaser nor ARV beneficially owns or has a right to acquire, and, to the best knowledge of the Purchaser and ARV, no associate or majority-owned subsidiary of any of the Purchaser, or ARV, nor any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership; (ii) neither the Purchaser nor ARV has, and, to the best knowledge of the Purchaser and ARV, neither the persons and entities referred to in clause (i) above nor any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer; (iii) neither the Purchaser, nor ARV, has, and, to the best knowledge of the Purchaser and ARV, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since December 31, 1992, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and any of the Purchaser, ARV, or any of their respective subsidiaries or, to the best knowledge of the Purchaser and ARV, any of their respective executive officers, directors or affiliates that would require reporting under the rules and regulations of the Commission; and (v) since December 31, 1992, there have been no contacts, negotiations or transactions between the Purchaser, ARV, or any of their respective subsidiaries or, to the best knowledge of the Purchaser and ARV, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, or a sale or other transfer of a material amount of assets of the Partnership.

     Source of Funds. Based on the Purchase Price of $5.90 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units it is seeking to purchase in the Offer, and to pay related fees and expenses, will be approximately $26,400,000. The Purchaser expects to obtain these funds by means of an equity capital contribution from ARV at the time the Units tendered pursuant to the Offer are accepted for payment. ARV will use some existing cash, drawings on its regularly maintained lines of credit, and, if necessary, additional financing from banks. ARV has not entered into any agreements for the additional financing that would be needed if all or most of the Units are tendered, but, based on discussions with several financial institutions, ARV is confident it can obtain the funds needed to purchase all or most of the tendered Units on customary commercial terms.

                     FUTURE PLANS OF THE PURCHASER AND ARV

     The Purchaser is seeking to acquire Units pursuant to the Offer in order for ARV to acquire a substantial equity interest in the Partnership, primarily for investment and with a view to making a profit for itself and ARV and to allow them to influence activities of the Partnership. Following completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser in its sole discretion. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending among other things on liquidity, strategic, tax and other considerations.

     If the Purchaser is successful in acquiring the Units it is tendering for pursuant to the Offer, ARV intends to conduct a review of the Partnership and the Partnership's assets, operations, properties, management and personnel and consider what, if any, recommendations, suggestions, actions or changes ARV believes would be desirable in connection with the Partnership in light of the circumstances which then exist. ARV intends to approach the General Partner and the manager of the Properties with such possible recommendations, suggestions, actions and changes. Such matters will include seeking to replace the current operator of the Properties with ARV. Such matters or other possible transactions involving the Partnership could also include, but not be limited to: (i) acquiring or selling assets, including selling any or all of the Properties;
(ii) reviewing or changing the frequency of cash Distributions from the Partnership to the Unitholders or reducing the amount of reserves held by the Partnership through cash Distributions to the Unitholders; (iii) considering a merger or other consolidation transaction with the Partnership or a liquidation of the Partnership; (iv) reviewing the performance of the General Partner, and if necessary, seeking to take action to replace the General Partner of the Partnership; and (v) reviewing the agreement with the Partnership's transfer agent to determine if there are additional benefits for the Partnership which can be gained and, if necessary, seeking to replace the transfer agent. If any such transaction is effected by the Partnership and financial benefits accrue to the Unitholders, the Purchaser and ARV and its affiliates will participate in those benefits to the extent of their ownership of the Units.

     Except as set forth in this Offer to Purchase, the Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, reallocation of operations or sale or transfer of assets involving the Partnership or any material changes in the Partnership's structure, business or composition of its management or personnel.

                              DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase all Units that are validly tendered in accordance with the procedures set forth in Section 3 or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 5. For purposes of the Offer, the term "Expiration Date" means 12:00 Midnight, New York City time on Friday, January 31, 1997, unless the Purchaser in its sole discretion extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as extended by the Purchaser, shall expire. See Section 6 for a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

     If, prior to the Expiration Date, the Purchaser increases the Purchase Price offered to the Unitholders pursuant to the Offer, the increased Purchase Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

     The Offer is conditioned upon satisfaction of the conditions set forth in
Section 7 below. The Purchaser reserves the right (but in no event shall be obligated), in its sole discretion, to waive any or all of those conditions. If on or prior to the Expiration Date any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and (iv) amend the Offer.

     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for all Units validly tendered in accordance with the procedures set forth in
Section 3 and not withdrawn in accordance with the procedures specified in
Section 5, as promptly as practicable following the Expiration Date. For Units whose registered owner is a Qualified Plan, payment will be made to the custodian of such account or plan. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with all required medallion signature guaranties,
(ii) all certificates issued to the tendering Unitholder that evidence ownership of the Units tendered ("certificates"), if any, and (iii) any other documents required in accordance with the Letter of Transmittal. Unitholders should carefully read and comply with the procedures and requirements in the Letter of Transmittal.

     UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Units are not purchased for any reason, the original Letter of Transmittal with respect to the Units may be destroyed by the Depositary (in accordance with its customary practice) and any certificates will be returned to the tendering Unitholder. If for any reason acceptance of payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered then, without prejudice to the Purchaser's rights under Section 4, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 5; subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Unitholders the Purchase Price in respect of Units tendered or return certificates, if any, representing those Units promptly after termination of withdrawal of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to ARV and any of ARV's subsidiaries or other affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     3. Procedure to Accept the Offer.

     Valid Tender. For Units to be validly tendered pursuant to the Offer the Depositary must receive, at one of its addresses listed on the back cover of this Offer to Purchase, on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal, together with all required medallion signature guarantees, all certificates, if any, and any other documents required by the Letter of Transmittal. In certain cases, certificates may have been issued to Unitholders to evidence ownership of the Units. These Unitholders must tender the certificates with the Letter of Transmittal. The tender of certificates is not required of Unitholders who were issued Units in book-entry form on the records of the Partnership only.

     A Unitholder may tender any or all of the Units owned by that Unitholder; provided, however, if the Unitholder desires to tender less than all of its Units and (a) if the Unitholder is a Qualified Plan, then the Unitholder must retain at least 200 Units, or (b) if the Unitholder is not a Qualified Plan, then the Unitholder must retain at least 500 Units. No alternative, conditional or contingent tenders will be accepted and no fractional Units will be purchased, except for fractional Units owned by a Unitholder who is tendering all of its Units.

     Signature Guarantees. All signatures on the Letter of Transmittal must be medallion guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (each an "Eligible Institution"). See Instructions 1 and 5 of the Letter of Transmittal.

     If the Units are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered owner, then the Letter of Transmittal must be accompanied by duly executed unit powers, signed exactly as the name or names of the registered owner or owners appear on the transfer books of the Partnership. The signature on the unit powers must be guaranteed by an Eligible Institution as provided above. See Instructions 1 and 5 of the Letter of Transmittal.

     IN ALL CASES, NOTWITHSTANDING ANY OTHER PROVISION HEREOF, PAYMENT FOR UNITS ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER WILL IN ALL CASES BE MADE ONLY AFTER TIMELY RECEIPT BY THE DEPOSITARY OF A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL, ALL REQUIRED MEDALLION SIGNATURE GUARANTEES, ALL CERTIFICATES, IF ANY, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL. ACCORDINGLY, PAYMENT MAY BE MADE TO TENDERING UNITHOLDERS AT DIFFERENT TIMES IF CERTIFICATES FOR UNITS AND THESE DOCUMENTS ARE DELIVERED AT DIFFERENT TIMES. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE UNITS TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT AFTER THE DATE OF ACCEPTANCE FOR PAYMENT.

     Delivery of Letter of Transmittal. The method of delivery of the Letter of Transmittal, the certificates, if any, and all other required documents is at the option and risk of the tendering Unitholder, and delivery will be deemed made only when actually received by the Depositary. In all cases, sufficient time should be allowed to assure timely delivery.

     Appointment as Proxy. By executing and delivering a Letter of Transmittal, a tendering Unitholder irrevocably appoints the Purchaser and its officers, and each of them or any other designee of the Purchaser, the attorneys-in-fact and proxies of the Unitholder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof; collectively, "Distributions"). All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unitholder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney and proxies may be given (and, if given, will be without force or effect). The designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unitholder as they in their sole discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof. In order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser or its designee must be able to exercise full voting rights with respect to the Units, including voting at any meeting of the Partnership's limited partners or Unitholders.

     Assignment of Interest in Future Distributions. By executing and delivering a Letter of Transmittal, a tendering Unitholder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unitholder in and to any and all Distributions made by the Partnership from and after the expiration of the Offer with respect to the Units accepted for payment and thereby purchased by the Purchaser.

     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser, ARV, the Financial Advisor, the Information Agent, the Depositary nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unitholder and the Purchaser on the terms set forth in the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering Unitholders for the purpose of receiving payments from the Purchaser and transmitting those payments to Unitholders whose Units have been accepted for payment.

     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 20, 1997. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Depositary and may not be withdrawn, except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return the certificates representing such Units, if any, promptly after termination or withdrawal of the Offer.

     For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser, ARV, the Financial Advisor, the Information Agent, the Depositary nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

     6. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time: (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment, (iii) upon the occurrence of any of the conditions specified in
Section 7, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m. New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security-holders, such as Unitholders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities, such as Units, sought, a minimum of ten business days may be required to allow for adequate dissemination to security-holders, such as Unitholders, and investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight on such day, New York City time.

     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have occurred or been filed, or obtained. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units, or may delay the acceptance for payment of the Units tendered if at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefor, any of the following conditions exists:

          (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser or ARV effectively to exercise full rights of both legal and beneficial ownership of the Units, including, without limitation, the right to instruct the Partnership's assignor limited partner to vote the Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchaser or ARV of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser or ARV as a result of the transactions contemplated by the Offer, (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, ARV or the Partnership, or (vi) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

          (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, including a conclusion that the Hart-Scott-Rodino Antitrust Improvements Action of 1976, as amended, applies which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

          (c) any change or development shall have occurred or been threatened since the date of the Offer, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which is or may be materially adverse to the Partnership, or the Purchaser or ARV shall have become aware of any fact that does or may have a material adverse effect on the value of the Units or the Properties;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, The Nasdaq Stock Market, or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in the United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) the General Partner and/or the assignor limited partner of the Partnership shall have failed or refused to take all other action that the Purchaser deems necessary, in the Purchaser's judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement as in accordance with the Partnership Agreement and applicable law;

          (f) the General Partner and/or the assignor limited partner of the Partnership shall have failed or refused to furnish the Purchaser such information as is necessary, in the Purchaser's judgment, to verify that the person purporting to transfer Units to the Purchaser pursuant to the Offer is in fact the registered owner of the Units;

          (g) the General Partner or the Unitholders shall have caused the Partnership to impose unreasonable transfer, substitution or similar fees, including, without limitation, those that would otherwise apply to: (i) the tender of Units by holders pursuant to the Offer, (ii) the transfer of such Units to the Purchaser and (iii) the addition of the Purchaser as a registered owner of the Units;

          (h) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the sole judgment of the Purchaser, adversely affecting the Purchaser, ARV, the Partnership or the Properties or the value of the Units or the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer;

          (i) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units,
     (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business;

          (j) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unitholders; or

          (k) it shall have been publicly disclosed or the Purchaser or ARV shall have otherwise learned that more than five percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act).

     The foregoing conditions are for the sole benefit of the Purchaser and ARV and may be (but need not be) asserted by the Purchaser or ARV regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser or ARV in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser or ARV concerning the events described above will be final and binding upon all parties.

     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31 percent with respect to payment of the Purchase Price, a tendering Unitholder must provide the Purchaser with the Unitholder's correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal. See "CERTAIN FEDERAL INCOME TAX MATTERS."

     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, each tendering Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying the Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person.

     10. Mutilated, Lost, Stolen or Destroyed Certificates. Any tendering Unitholder who was issued certificates and the certificates have been mutilated, lost, stolen or destroyed must complete the Statement of Destroyed, Lost or Stolen Certificate(s) included with the Letter of Transmittal and deliver it to the Depositary along with the Letter of Transmittal on or prior to the Expiration Date.

                              EFFECTS OF THE OFFER

     Distributions Upon Change in Control. According to the Partnership's Form 8-K, dated February 23, 1996, filed with the Commission, the General Partner adopted a resolution that states, among other things, if an actual, potential or threatened Change of Control (as defined below) occurs, the General Partner may pay out to Unitholders that amount of the Partnership's cash balances not required for its ordinary course day-to-day operations. For purposes of the resolution, "Change of Control" means the acquisition of, or offer or proposal to acquire, by any third person, pursuant to one or more of a tender offer, open market purchase or privately negotiated purchase, any equity security of the Partnership, if after the acquisition thereof the third party would, directly or indirectly, be a beneficial owner of more than ten percent of any class of the issued and outstanding equity securities of the Partnership. However, for purposes of the resolution, "Change of Control" does not include any acquisition of equity securities of the Partnership approved in advance by the General Partner. This Offer constitutes a Change of Control for purposes of the resolution because the Purchaser is offering to acquire enough Units to cause it to be the beneficial owner of more than ten percent of the Units. Accordingly, the General Partner may decide to make the Distributions to Unitholders described above. If so, the Purchase Price will be reduced accordingly. The Purchaser is of the view the General Partner should not make the Distributions described above because the Partnership's funds are needed for the earthquake repairs as described in the Partnership's Form 10-Q for the quarter ended September 30, 1996 and for other purposes.

     Limitations on Resales. The Partnership Agreement provides the General Partner the discretion to defer the transfer and registration of Units if, among other things, a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes (which termination may occur when 50 percent or more of the Units are transferred in a twelve-month period). This provision may limit sales of Units on the secondary market and in private transactions for the twelve-month period following completion of the Offer. Accordingly, the Partnership may decide not to recognize any requests for recognition of a transferee Unitholder upon a transfer of Units during such twelve-month period if the General Partner believes the transfers would cause a tax termination of the Partnership.

     Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Unitholders. A reduction in the number of holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the Units. In this case, however, according to public documents filed by the Partnership, there is no established public trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unitholders will materially further restrict the Unitholders' ability to find purchasers for their Units through secondary market transactions. For certain limited information regarding recent secondary sales of the Units see "TRADING HISTORY OF THE UNITS" above.

     The Units are currently registered under the Exchange Act. Such registration may be terminated upon application to the Commission if the Units are not listed on a national securities exchange and there are fewer than 300 record holders. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by the Partnership to its Unitholders and to the Commission and would make inapplicable to the Partnership certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish proxy statements in connection with Unitholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, if the Purchaser acquires a substantial number of Units, the ability of "affiliates" of the Partnership and persons holding "restricted securities" of the Partnership to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If, as a result of the purchase of Units pursuant to the Offer, the Partnership is no longer required to maintain registration of the Units under the Exchange Act, the Purchaser or its affiliates plan to seek to cause the Partnership to apply for termination of such registration.

     Control of Unitholder Voting Decisions by the Purchaser and ARV. The Partnership Agreement provides that a transferee of Units will not be recognized as an assignee Unitholder unless and until the transfer is accepted and recorded by the Partnership's transfer agent. The Partnership Agreement also provides that a transfer fee must be paid to the Partnership to cover all reasonable expenses incurred in connection with such transfer, unless waived by the General Partner in its sole discretion. The Purchaser will seek to be listed on the books and records of the Partnership as the registered owner of the tendered and purchased Units upon or as soon as possible following consummation of the Offer and, if and when so listed, will have the right to vote each Unit purchased pursuant to the Offer in accordance with the Partnership Agreement. Nevertheless, until and regardless of whether the Purchaser is listed on the books and records of the Partnership as the registered owner of the Units purchased hereunder, the Purchaser will have the right to determine the vote of each Unit purchased in the Offer pursuant to the irrevocable appointment by selling Unitholders of the Purchaser, its officers and designees as proxies with respect to the Units tendered by such Unitholders and accepted for payment by the Purchaser. See Section 3 under "DETAILS OF OFFER." As a result, the Purchaser may be in a position to influence significantly or determine all voting decisions of Unitholders with respect to the Partnership. This could (i) prevent non-tendering Unitholders from taking action they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by the Purchaser but opposed by non-tendering Unitholders. Under the Partnership Agreement, Unitholders holding a majority of the Units are entitled to direct the Partnership's assignor limited partner to vote the Limited Partnership Interests correlating to such Units to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement.

     Certain Federal Income Tax Matters. The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances or to certain types of Unitholders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions under applicable state, local, foreign and other tax laws. UNITHOLDERS SHOULD CONSULT THEIR

RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH UNITHOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     In general, a Unitholder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. The amount of a Unitholder's adjusted tax basis in such Units will vary depending upon the Unitholder's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unitholder of the Unit pursuant to the Offer (that is, the Purchase Price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752).

     The gain or loss recognized by a Unitholder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unitholder as a capital asset. That capital gain or loss will be treated as long-term capital gain or loss if the tendering Unitholder's holding period for the Unit exceeds one year. Under current law, long-term capital gains of individuals are taxed at a maximum marginal federal income tax rate of 28 percent, whereas the maximum marginal federal income tax rate for ordinary income of such persons is approximately 39.6 percent. Capital losses are deductible only to the extent of capital gains, except that individual taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

     If any portion of the amount realized by a Unitholder is attributable to "unrealized receivables" (which includes depreciation recapture) or "substantially appreciated inventory" as defined in Code Section 751, then a portion of the Unitholder's gain or loss may be ordinary rather than capital.

     A tendering Unitholder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of the sale with respect to the Units sold in accordance with the provisions of the Partnership Agreement concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Unitholder for that year will affect the Unitholder's adjusted tax basis in Units and, therefore, the amount of such Unitholder's taxable gain or loss upon a sale of Units pursuant to the Offer.

     Under Code Section 469, individuals and certain types of corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unitholders from the Partnership are passive activity losses. Unitholders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

     If a Unitholder sells less than all of its Units pursuant to the Offer, a loss recognized by that Unitholder can be currently deducted (subject to the other applicable limitations) to the extent of the Unitholder's passive income from the Partnership for that year plus any other passive activity income for that year, and a gain recognized by a Unitholder upon the sale of Units can be offset by the Unitholders' current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unitholder sells 100 percent of its Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Unitholder from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unitholder from its other income (subject to any other applicable limitations).

     Section 708(b) of the Code (and related Treasury Department regulations) provides that a partnership terminates for federal income tax purposes if there is a sale or exchange of 50 percent or more of the total interests in the partnership capital and profits within a twelve-month period. Accordingly, it is possible that transfers made pursuant to the Offer combined with others transfers within a twelve-month period could cause a termination of the Partnership for income tax purposes. In the event of a termination, the Partnership would be treated for income tax purposes as if it had made a liquidating distribution of its assets to the remaining partners and the new partners, followed by a recontribution of the assets to a "new" partnership. The Purchaser believes that this distribution and recontribution of assets should not result in the recognition of current gain or loss by the partners. A partner receiving a liquidating distribution from a partnership recognizes gain only to the extent that the cash distributed to such partner exceeds the tax basis that the distributee partner has in its partnership interest.

     The "new" partnership created upon the deemed recontribution of assets by the partners would be treated as having acquired its assets on the date of the deemed recontribution. A new depreciation recovery period would begin on such date, and the Partnership would be required to depreciate its properties over a greater period of time than is currently being used; accordingly, the aggregate present value of the Partnership's future depreciation deductions would be reduced. In addition, a Section 708(b) termination of the Partnership could require the Partnership to make certain complex allocations (pursuant to Sections 737 and 704(c) of the Code) of future Partnership income and loss to take into account the amount of gain or loss inherent in each Partner's share of each asset that is deemed to have been recontributed to the Partnership following the Section 708(b) termination.

     Pursuant to income tax regulations proposed by the Treasury Department on May 11, 1996 (the "Proposed Regulations"), the income tax treatment of Section 708(b) partnership terminations would be substantially modified. The Proposed Regulations would deem a Section 708(b) termination to cause the terminating partnership to contribute its assets to a new partnership, followed by a liquidating distribution of interests in the new partnership to the partners of the terminating partnership. The changes contained in the Proposed Regulations would eliminate the possibility of gain recognition by the partners in the terminating partnership and would eliminate the necessity of computing the complex allocations required by Section 704(c) and Section 737. The change in the depreciable lives of partnership property held by the terminating partnership described in the preceding paragraph would continue to occur under the Proposed Regulations.

     The Proposed Regulations will be effective when they are published as final regulations in the Federal Register. Although an earlier effective date of these or similar regulations governing Section 708(b) terminations is possible, all Partners should assume that the existing Section 708(b) regulations (rather than the Proposed Regulations) will apply to a termination of the Partnership incident to the Offer.

     Unitholders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 31 percent backup withholding unless those Unitholders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Unitholder who is subject to backup withholding does not properly complete and sign the substitute Form W-9, the Purchaser will withhold 31 percent from payments to such Unitholder.

     A Unitholder who tenders Units must file an information statement with his federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Unitholder must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferrors and transferee within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year) (See IRS Form 8308).

     Gain realized by a foreign Unitholder on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold a tax equal to 10 percent of the amount realized on the disposition. In order to comply with this requirement, the Purchaser will withhold 10 percent of the amount realized by a tendering Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

     Units tendered in response to this Offer will be purchased in 1997 if all terms and conditions of the Offer are met and the tendered Units are accepted for payment and paid for by the Purchaser.

                             CERTAIN LEGAL MATTERS

     General. Except as set forth in this Section, neither the Purchaser nor ARV is aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's and ARV's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section.

     Antitrust. The acquisition of all or substantially all of the outstanding Units may, depending on the satisfaction of certain jurisdictional thresholds, be subject to the Hart-Scott-Rodino Antitrust Improvements Action of 1976, as amended (the "HSR Act"). The HSR Act provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice ("Antitrust Division") and the Federal Trade Commission ("FTC") and certain waiting period requirements have been satisfied.

     The Purchaser intends to file, if and when deemed necessary by the Purchaser, a Notification and Report Form as required by the HSR Act with respect to the acquisition of all or substantially all of the Units. Filing may also be required of the Partnership. Under the applicable provisions of the HSR Act, such transactions may not be consummated until the expiration of a 30-calendar day waiting period following the required filings unless early termination of the waiting period is granted or the Purchaser and the Partnership receive a request for additional information or materials prior thereto. If, within such 30-day waiting period, either the FTC or the Antitrust Division were to request additional information or material from the Purchaser and the Partnership, the waiting period would expire at 11:59 p.m., Eastern time, on the twentieth calendar day after the date of substantial compliance by the Purchaser and the Partnership with such request. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Purchaser and the Partnership.

     At any time before or after the Purchaser's purchase of Units, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Units pursuant to the Offer or seeking divestiture of Units acquired by the Purchaser or the divestiture of substantial assets of the Purchaser or the Partnership. Private parties and State antitrust authorities also may bring legal action under the antitrust laws under certain circumstances. The Purchaser believes that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 7 under "DETAILS OF THE OFFER."

     Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

     State Takeover Statutes. A number of states have adopted "takeover" statutes that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. Certain decisions of the United States Supreme

Court limit the applicability of such statutes. The Partnership was formed under the laws of the State of Delaware, which currently does not have any takeover statute applicable to limited partnerships, and Purchaser does not expect any such statute to be enacted in Delaware during the pendency of the Offer. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser's right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

     If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered.

     Fees and Expenses. Except as set forth in this Section, neither the Purchaser nor ARV will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained Beacon Hill Partners, Inc. to act as Information Agent and IBJ Schroder Bank & Trust Company to act as Depositary in connection with the Offer. The Purchaser will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement of out-of-pocket expenses, and will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     Benedetto, Gartland & Greene, Inc. has been retained to act as Financial Advisor to the Purchaser and ARV in connection with the Offer. ARV has agreed to pay the Financial Advisor compensation for such services and to reimburse the Financial Advisor for all reasonable out-of-pocket expenses incurred by the Financial Advisor. ARV has also agreed to indemnify the Financial Advisor against certain liabilities and damages.

     Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unitholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unitholders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser and ARV have filed with the Commission a Tender Offer Statement on Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "CERTAIN INFORMATION CONCERNING THE PURCHASER AND ARV" (except that they will not be available at the regional offices of the Commission).

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser or ARV not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                          LAVRA, Inc.
December 23, 1996

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             THE PURCHASER AND ARV

     The names and principal occupation or employment of each executive officer and director of ARV and the Purchaser are set forth below. The business address of each executive officer and director is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626. Each executive officer and director is a United States citizen. In addition, except as otherwise noted, each executive officer and director of ARV has been employed with ARV in the positions listed below during the last five years and each executive officer and director of the Purchaser has been employed with the Purchaser in the positions listed below since its inception in May, 1995.

                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
               NAME                         POSITION AND FIVE-YEAR EMPLOYMENT HISTORY
-----------------------------------  --------------------------------------------------------
Gary L. Davidson...................  President and Chairman of the Board and Director of ARV;
                                     President and Chairman of the Board and Director of the
                                     Purchaser; Mr. Davidson became the President of ARV on
                                     September 30, 1996
John A. Booty......................  Vice Chairman and Director of ARV
David A. Collins...................  Senior Executive Vice President and Director of ARV;
                                     Senior Executive Vice President and Director of the
                                     Purchaser
Graham P. Espley-Jones.............  Chief Financial Officer and Executive Vice President of
                                     ARV; Chief Financial Officer, Executive Vice President
                                     and Director of the Purchaser
Sheila M. Muldoon..................  Vice President and Secretary of ARV; Vice President,
                                     Secretary and Director of the Purchaser
R. Bruce Andrews...................  Director of ARV; President and Chief Executive Officer,
                                     Director, Nationwide Health Properties since 1989
Maurice J. DeWald..................  Director of ARV; Chairman and Chief Executive Officer,
                                     Verity Financial Group since 1992; Director, Tenet
                                     Healthcare Corporation, Dai-Ichi Kangyo Bank of
                                     California and Monarch Funds; Managing Partner, KPMG
                                     Peat Marwick prior to 1992
James M. Peters....................  Director of ARV; Principal of Peters-Hover Company Inc.
                                     since 1973; President and Chief Executive Officer, J.M.
                                     Peters Company from 1975 to 1993
John J. Rydzewski..................  Director of ARV; Principal, Benedetto, Gartland &
                                     Greene, Inc. since 1993; Executive Vice-President and
                                     Chief Financial Officer of Four Winds, Inc. in 1992;
                                     Vice President, Health Care Group, Kidder, Peabody & Co.
                                     Incorporated from 1986 to 1992

     The Letter of Transmittal, certificates for Units and any other required documents should be sent or delivered by each Unitholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addressees set forth below:

                        The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY

                            (212) 858-2103 (Collect)

        By Mail:                             By Hand/Overnight Delivery:

        P.O. Box 84                          One State Street
        Bowling Green Station                New York, New York 10004
        New York, New York                   Attn: Securities Processing Window
        10274-0084                                 Subcellar One
        Attn: Reorganization
              Operations Department

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           BEACON HILL PARTNERS, INC.

                                90 Broad Street
                            New York, New York 10004
                           (800) 854-9486 (Toll Free)